Exhibit 10.1

Principia Biopharma Inc.

400 East Jamie Court

Suite 302

South San Francisco, CA 94080

August 23, 2018

Dolca Thomas, M.D.

Re: Offer of Employment

Dear Dolca:

Principia Biopharma Inc., a Delaware corporation (the “Company”), is pleased to offer you the position of Chief Medical Officer, on the following terms.

Employment and Duties

This is a full time position starting September 17, 2018, reporting to Martin Babler, Chief Executive Officer. The Company is aware of the fact that you are under a notice period requirement arising out of your employment with Roche, which may delay your start date by up to six months. The Company has agreed that in the event Roche enforces its notice period requirement, the Company will defer your start date until after the expiration of the notice period. As used below, “Start Date” means the day, between September 17, 2018 and March 17, 2019, on which you begin regular, full-time employment with the Company.

In your position as Chief Medical Officer, you will be responsible for all clinical development aspects of the Company’s programs. This includes but is not limited to the following duties: (a) leading and running the Company’s Clinical department; (b) designing and implementing the development plans for the Company’s programs; (c) developing and maintaining relationships with scientists, physicians and other key opinion leaders related to the Company’s clinical programs; and (d) contributing to the Company as a senior leader of the business. You will also be asked to perform other duties determined by or in collaboration with the Chief Executive Officer. Subject to your right to receive severance upon a resignation for Good Reason (as defined below), the Company may change your position, duties, work location or reporting structure from time to time in its discretion. In this role you will work principally from our facility located in South San Francisco.

Base Salary, Sign-on Bonus and Annual Bonus

You will be paid a base salary at the annual rate of Four Hundred Twenty Thousand Dollars ($420,000.00), less standard payroll deductions and all required withholdings (“Base Salary”). Any increase of such salary shall become the new Base Salary for purposes of this Agreement. Your Base Salary will be paid twice per month and otherwise in accordance with the Company’s standard payroll policies. You will also receive, with your first payroll with the Company, a sign-on bonus of Fifty Thousand Dollars ($50,000.00), less standard payroll deductions and all required withholdings (the “Sign-On Bonus”). The Sign-On Bonus is repayable if you leave the Company within 12 months of the Start Date under certain conditions, as further provided below.

In addition to your Base Salary, each year you will be eligible to earn a discretionary annual cash bonus of thirty percent (30%) of your Base Salary (the “Annual Bonus”). If and when the Company makes an offering of its shares on a publicly-traded market, thereafter the target percentage for your annual bonus will increase to 35%. In order to compensate you for the 2018 bonus you may forfeit at Roche (and only to the extent you do forfeit such bonus), for calendar year 2018 the Company agrees to pay you an Annual Bonus of $130,000.00, less standard payroll deductions and all required withholdings, no later than March 15, 2019. Thereafter, whether you receive an Annual Bonus for any given year, and the amount of any such Annual Bonus, if any, shall be determined by the Company’s Board of Directors (the “Board”) in its sole discretion based upon the Company’s performance and your individual attainment of agreed upon performance objectives during the applicable year, as well as such other criteria that the Board deems relevant. Performance objectives will be set no later than ninety (90) days after the start of the relevant year. For 2018, these objectives will be set within thirty (30) days of your Start Date. Any Annual Bonus awarded by the Board shall be paid no later than March 15th of the year following the applicable bonus year. You are only eligible to earn an Annual Bonus if you are employed by the Company on the day such Annual Bonus is paid; provided, however, that if in any calendar year the Company terminates your employment without Cause or you terminate your employment with Good Reason on or before the day any Annual Bonus is paid for that year, you will be entitled to a prorated share of the Annual Bonus that corresponds to the number of days you worked in that year. Except as described above, in the event you leave the Company’s employment for any reason prior to the date any Annual Bonus is paid, you will not have earned, and will not receive, any such Annual Bonus (including a prorated amount). Applicable payroll deductions and all required withholdings will be deducted from any bonus payments.

Stock Options

As an additional incentive to join the Company, subject to approval by the Board of Directors and subject to the adjustments described below, you will be granted an unvested option to purchase 1,799,130 shares of common stock of the Company (which amount the Company acknowledges and agrees constitutes approximately 1.0% of the Company’s fully diluted equity as of the date of this offer letter) pursuant to the Company’s

2008 Equity Incentive Plan, at a per share exercise price equal to the fair market value of the Company’s common stock on the date of grant (the “Option”). The Company agrees to submit your option grant to the Board for consideration at the first Board of Directors meeting occurring after the Start Date. In the event the Company makes an offering of its shares on a publicly-traded market between the date of this letter and the date the Option is granted, the Option will be granted under the then-effective option plan and will consist of the number of shares that represents approximately 0.958% of the Company’s fully diluted equity as of the date of the grant.

The Option will be an incentive stock option (ISO) to the extent permitted by applicable tax law. Except as otherwise set forth below, the Option shall vest and become exercisable as to twenty-five percent (25%) of the shares subject to the Option on the first anniversary of the Start Date, and as to 1 /48th of the shares subject to the Option in equal monthly installments thereafter on each monthly anniversary of the Start Date, with such vesting subject to your continuous employment by the Company through the applicable vesting date. The Option shall be subject to the terms and conditions of the applicable equity plan and the Company’s standard form of stock option agreement. Subject to management discretion and Board approval, you will also be eligible to receive future unvested options to purchase shares of common stock of the Company.

Change in Control Double Trigger Option Acceleration

If, on or within twelve (12) months after a Change in Control (as defined below), your employment is terminated by the Company (or its successor) other than for Cause (as defined below) or is terminated by you due to a resignation for Good Reason, and such termination or resignation is not due to your death or disability, then all outstanding shares subject to any stock options or other equity awards then held by you (including, but not limited to, the Option) shall vest in full effective as of immediately prior to your termination (the “Full Acceleration”). Notwithstanding the foregoing, as a precondition of the Full Acceleration, you must deliver to the Company, and not revoke, a Release (as defined below) within 30 days following your termination date or such longer time as may be required by law.

Relocation Benefits

Subject to your relocation to the San Francisco Bay Area no later than December 31, 2018, the Company will provide you with the following relocation benefits (the “Relocation Benefits”):

1.

Reimbursement of your documented, reasonable moving expenses, including one-way business class airfare for you and your family members, in relocating from Basel, Switzerland to the San Francisco Bay Area.

2.

A lump-sum payment of $30,000.00, grossed up and included in your first payroll with the Company, to assist with temporary housing costs in the San Francisco Bay Area. The Company agrees to consider a supplemental payment given temporary housing costs in the Bay Area in the event that you cannot find reasonable permanent accommodations by December 31, 2018 despite diligent efforts.

3.

Reimbursement of all documented, reasonable closing costs (including loan origination fees, appraisal fees, title searches and related costs, but excluding points, insurance and prepaid property taxes), in connection with your purchase of a home in the San Francisco Bay Area within the first two years of the Start Date.

4.	The services of an outside relocation company to assist you with moving your household items, finding temporary housing in the Bay Area, etc.

Upon proof of relocation of your family to the San Francisco Bay Area, the Company will make some or all of the elements of the Relocation Benefits available to you, regardless of whether such relocation occurs prior to the Start Date. The foregoing Relocation Benefits may be taxable to you, and if so the value of such benefits will be included in your gross pay and subject to applicable withholdings (except that the amount provided in #2 above will be grossed up for tax purposes). If your employment with the Company is terminated for Cause or if you resign without Good Reason within 12 months of the Start Date, on your last day of employment, you will repay the Company (a) the full dollar amount expended by the Company in providing you the Relocation Benefits; plus (b) the Sign-On Bonus. For purposes of any such repayment, you authorize and consent to the Company’s deduction of up to the full amount of (a) and (b) from the net amount of your final paycheck and any other amounts otherwise owed to you by the Company.

Employee Benefits

During the period of your full-time employment by the Company, you shall be eligible for the Company’s basic employment benefits to the extent they are generally available to all Company employees, such as medical, dental and vision insurance, sick leave, vacations and holidays. You shall also be eligible to participate in all incentive, savings and retirement plans, practices, policies and programs maintained or sponsored by the Company from time to time for the benefit of its employees. Details about applicable benefits are provided in an Employee Handbook and in Summary Plan Descriptions, which have been prepared by the Company and made available for your review. The Company may modify or cancel benefits from time to time as it deems appropriate in its sole discretion.

In addition, you will be entitled with respect to your acts or failures to act during your employment to liability insurance coverage on the same basis as other managers and officers of the Company.

Compliance with Confidential Information Agreement and Company Policies

As a condition of employment, you will be required to: (i) sign and comply with a Proprietary Information and Invention Assignment Agreement, a copy of which is attached hereto as Exhibit A, which, among other things, prohibits unauthorized use or disclosure of Company proprietary information, (ii) subject to the Company’s compliance with its obligations to sponsor you for an appropriate work visa (and following receipt of such visa), sign and return a satisfactory I-9 Immigration form providing sufficient documentation establishing your employment eligibility in the United States, and (iii) provide satisfactory proof of your identity as required by United States law. By signing below, you represent that your performance of services to the Company will not violate any duty which you may have to any other person or entity (such as a present or former employer), including obligations concerning providing services (whether or not competitive) to others, confidentiality of proprietary information and assignment of inventions, ideas, patents or copyrights, and you agree that you will not do anything in the performance of services hereunder that would violate any such duty. You will be expected to abide by the Company rules and regulations and acknowledge in writing that you have read the Company’s Employee Handbook.

Severance Benefits

If, at any time, (a) the Company (or its successor) terminates your employment without Cause or you resign for Good Reason and (b) such termination or resignation is not due to your death or disability, then, upon your “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h)) (a “Separation from Service”), you shall be entitled to receive the following as your sole severance benefits (the “Severance Benefits”):

(1)    Severance Pay

You shall be entitled to severance pay in the form of continuation of your Base Salary in effect on the effective date of termination for the first (a) twelve (12) months after the date of such termination, if occurring within twelve (12) months of a Change in Control; or (b) nine (9) months after the date of such termination, if not following a Change in Control (as applicable, the “Severance Pay Period”), less applicable payroll deductions and all required withholdings. The severance shall be paid in substantially equal installments on the Company’s regular payroll schedule, subject to standard deductions and withholdings over the Severance Pay Period following termination; provided, however, that no payments will be made prior to the thirtieth (30th) day following your termination (or on such later date that the Release becomes effective). On the thirtieth (30th) day following your termination date, or on such later date that the Release becomes effective, the Company will pay you the salary continuation payments that you would have received on or prior to such date in a lump sum under the original schedule but for the thirty (30) day delay while waiting for the effectiveness of the Release, with the balance of the cash severance being paid as originally scheduled. In the event the waiting period for the effectiveness of the Release spans two calendar years, no cash severance will be paid until the later year.

(2)    Benefits

If you make a valid election to receive COBRA benefits, the Company will reimburse you during the Severance Pay Period for your portion of any COBRA premiums necessary to maintain the medical and healthcare benefits enjoyed by you and your family during the course of your employment with the Company. Reimbursement will be discontinued on the earlier of (a) your eligibility for health care coverage through another employer’s plan; (b) your ineligibility to receive COBRA benefits for any reason; or (c) the end of the Severance Pay Period.

(3)     Stock Option Vesting Absent Change in Control

Any unvested stock options and other equity awards (if any) outstanding as of the termination date (including the Option, to the extent not fully vested) will be subject to accelerated vesting, effective as of the termination date, with respect to an additional number of options that would have vested over the nine (9) months following the termination date (for example 9/48th of the total options for option grants with a four year vesting schedule).

The Severance Benefits are conditional upon: (a) your continuing to comply with your continuing obligations under your Proprietary Information and Inventions Agreement; and b) your delivering to the Company, and not revoking, a Release within thirty (30) days following your termination date or such longer time as may be required by law.

It is intended that all of the Severance Benefits and other payments payable under this agreement satisfy, to the greatest extent possible, the exemptions from the application of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) provided under Treasury Regulations 1.409A-1 (b)(4),1.409A-1 (b)(5) and 1.409A- 1(b)(9), and this agreement shall be construed to the greatest extent possible as consistent with those provisions, and to the extent not so exempt, this agreement (and any definitions hereunder) shall be construed in a manner that complies with Section 409A. For purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A-2(b)(2)(iii)), your right to receive any installment payments under this agreement (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment. Notwithstanding anything to the contrary in this agreement, no compensation or benefits, including without limitation any Severance Benefits, shall be paid to you during the 6-month period following your Separation from Service to the extent that (i) you are a specified employee (within the meaning of Code Section 409A and (ii) the Company makes a good faith determination that paying such amounts at the time or times indicated in this Agreement would be a prohibited distribution under Code Section 409A(a)(2)(B)(i). If the payment of any such amounts is delayed as a result of the previous sentence, then the Company will pay you the cumulative amount that would have otherwise been payable to you during such 6-month period in a lump sum on the first business day after such six-month period (or such earlier date upon which such amount can be paid under Code Section 409A without resulting in a prohibited distribution).

Definitions

As used in this agreement, the following terms have the following definitions:

“Cause” for the Company (or any successor thereto) to terminate your employment shall exist if any of the following occurs: A) your conviction (including a guilty plea of nolo contendere) of any felony, or of any other crime involving fraud, dishonesty or moral turpitude; (B) your commission or attempted commission of or participation in a fraudulent act or act of dishonesty against the Company; (C) your material violation of any agreement between you and the Company, including, without limitation, material breach of this agreement, or your Proprietary Information and Inventions Agreement, or of any Company policy, or of any statutory duty you owe to the Company; or (D) your conduct that constitutes gross insubordination or habitual neglect of duties, provided, however, that the action or conduct described in clause (C) above and this clause (D) will constitute “Cause” only if such action or conduct causes (or is reasonably expected to cause) harm to the Company and continues after the Board has provided you with written notice thereof and thirty (30) days opportunity to cure the same (provided that the Board is not obligated to provide such written notice and opportunity to cure if the action or conduct is not reasonably susceptible to cure). The determination that a termination is for Cause shall be made by the Board in good faith.

“Change in Control” has the same definition as Sections 2(a)(i) and 2(a)(iii) of the Company’s 2008 Equity Incentive Plan (which constitute portions of the definition of “Acquisition” under that plan), or comparable sections from a future effective equity plan.

You shall have “Good Reason” for your resignation from your employment with the Company or its successors for up to ninety (90) days following the initial occurrence of one of the following events without your written consent and after having provided thirty (30) days prior written notice and an opportunity to cure to the Company, and the Company failing to cure the event within such thirty-day cure period: (A) material breach of this agreement; (B) material reduction in your duties or change in your reporting line (including responsibilities and/or authorities), provided, however, that a change in job position (including a change in title) shall not be deemed a “material reduction” in and of itself unless your new duties are substantially reduced from prior duties (including the assignment of duties and responsibilities inconsistent with the position of Chief Medical Officer or removal of those duties and responsibilities from you as set forth in this offer letter); (C) relocation of your principal place of employment to a place that increases your one-way commute by more than forty (40) miles as compared to your then current place of employment immediately prior to such relocation; (D) any directive in conflict with your professional medical obligations or otherwise in violation of law or regulation; or (E) a material reduction (at least 10% or more) of your gross Base Salary (unless pursuant to a salary reduction program applicable to the Company’s executive employees.

“Release” means a signed and dated effective, general release of all known and unknown claims in the form provided to you by the Company.

Penalty for Failure to Employ

In the event that you accept this offer and are able and willing to begin full-time, regular employment with the Company as its CMO at any time between September 17, 2018 and March 17, 2019, but the Company or its successor in interest fails to employ you in such position for any reason or for no reason, the Company will pay you an amount equal to nine (9) months of the Base Salary described above ($315,000), as well as the Sign-On Bonus and Relocation Benefits, less any applicable or required withholdings, in exchange for your Release.

At-will Employment Relationship and Dispute Resolution

Notwithstanding any of the above, your employment with the Company is “at will”. This means you may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company. Likewise, the Company may terminate your employment or change the circumstances of your employment (job duties, work location, position, title, compensation, reporting structure, etc.) at any time and for any reason whatsoever, with or without cause or advance notice (but subject, if applicable, to the severance provisions contained herein). This at-will employment relationship cannot be changed except in a writing signed by a Company officer or by a duly authorized member of the Board. To ensure the rapid and economical resolution of disputes that may arise in connection with your employment, you and the Company agree that any and all disputes, claims, or causes of action, in law or equity, arising from or relating to the enforcement, breach, performance, execution, or interpretation of this agreement, your employment, or the termination of your employment, shall be resolved, to the fullest extent permitted by law, by final, binding and confidential arbitration in San Francisco, California conducted before a single arbitrator by Judicial Arbitration and Mediation Services, Inc. (“JAMS”) or its successor, under the then applicable JAMS rules. By agreeing to this arbitration procedure, both you and the Company waive the right to resolve any such dispute through a trial by jury or judge or by administrative proceeding. The arbitrator shall: (a) have the authority to determine arbitrability of claims under this agreement; (b) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (c) issue a written arbitration decision including the arbitrator’s essential findings and conclusions and a statement of the award. The Company shall pay all JAMS’ arbitration fees. Nothing in this letter agreement shall prevent either you or the Company from obtaining injunctive relief in court if necessary to prevent irreparable harm pending the conclusion of any arbitration.

If you accept this offer, this agreement (together with its Exhibits), the option agreement memorializing the Option and the Proprietary Information and Invention Assignment Agreement shall constitute the complete agreement between you and Company with respect to the terms and conditions of your employment. Any prior or contemporaneous representations (whether oral or written) not contained in this letter or the Proprietary Information and Invention Assignment Agreement or contrary to those contained in this letter or the Proprietary Information and Invention Assignment Agreement, that may have been made to you are expressly cancelled and superseded by this offer. If any provision of this agreement is found by a court of competent jurisdiction to be unenforceable, that provision shall be severed and the remainder of this agreement shall continue in full force and effect. As required by law, this offer is subject to satisfactory proof of your right to work in the United States.

If you wish to accept employment with the Company on the terms described herein, please sign and date this letter, and return it to me by 5:00pm PST on Friday, August 23rd 2018, at which time the offer will expire if not accepted.

We look forward to your favorable reply and to a productive and enjoyable work relationship.

Sincerely,

PRINCIPIA BIOPHARMA INC.

By:	/s/ Martin Babler
Name: Martin Babler
Title: CEO

Accepted by:

/s/ Dolca Thomas
Dolca Thomas, M.D.

Date:	8-23-2018

Exhibit A

Proprietary Information and Inventions Assignment Agreement